AM 5-13-2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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05041539

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

(A)

SEC FILE NUMBER
8- 38585

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kriebel Gas & Oil Investments Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 Mayfield Road, P. O. Box 765
(No. and Street)

Clarion (City) Pennsylvania (State) 16214 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Milissa Steiner Bauer 814-226-7850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joan Dugan Miller, PC
(Name – *if individual, state last, first, middle name*)

JUN 15 2005

1828 Tilton Drive (Address) Pittsburgh, (City) Pennsylvania (State) 15241 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAY 16 2005 WASH, D.C. 180 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 5/17

OATH OR AFFIRMATION

I, MILISSA STEINER BAUER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KRIEBEL GAS & OIL INVESTMENTS CORP., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notarial Seal
Jodi K. Rhea, Notary Public
Clarion Twp., Clarion County
My Commission Expires Sept. 12, 2006
Member, Pennsylvania Association Of Notaries

M S Bauer
Signature

Sec./Treas.
Title

Jodi K. Rhea
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KRIEBEL GAS & OIL INVESTMENTS CORPORATION
SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2004

	AUDITED	PER FOCUS REPORT	DIFFERENCE
NET CAPITAL			
Stockholders' Equity	$114,976	$114,976	$ 0
Less Own. Equity not All.	0	5,000*	5,000
Less Non-allowable assets	1,068	1,068	0
Net Capital before Haircuts on Securities	113,908	108,908	5,000
Less: Haircuts on Securities	2,278	2,278	0
NET CAPITAL	$111,630	$106,630	$ 5,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS Minimum net capital required	$ 5,000	$ 5,000	$ 0
EXCESS NET CAPITAL AT 12.00% $111,630 - (0 X .12)	$111,630	$106,630	$ 5,000
EXCESS NET CAPITAL AT 10.00% $111,630 - (0 X .10)	$111,630	$106,630	$ 5,000
NET CAPITAL IN EXCESS OF GREATER OF 6 2/3% OF AGGREGATE INDEBTEDNESS OR MINIMUM REQUIREMENT ($111,630 - $5,000 MIN.)	$106,630	$101,630	$ 5,000

*$5,000 was deducted twice, once on Page 9, Line 2 of the Focus Report, and again on Page 10, Line 13. This was an error, and was corrected on an amended Focus Report.